February 8, 2007

Via EDGARLink Transmission and Facsimile

Mr. David R. Humphrey
Branch Chief
Unites States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:         AMERCO
Form 10-K for the year ended March 31, 2006
Filed June 13, 2006
File No. 001-10275

Dear Mr. Humphrey

This letter responds to the Staff’s comments concerning our Form 10-K for the year ended March 31, 2006. We appreciate that the purpose of your review is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

For your convenience, the Staff’s comments are repeated below in bold, with our response to each comment set forth immediately thereafter.

Form 10-K for the fiscal year ended March 31, 2006

Item 7 - Management’s Discussion and Analysis

Liquidity and Capital Resources, page 38

1.  At the beginning of your discussion of liquidity and capital resources, you may want to consider explaining your overall capital structure with respect to the general availability of the assets of your insurance subsidiaries to satisfy the obligations of the parent company and certain of its subsidiaries. In this regard, you may want to consider including a table that separately presents the assets and obligations of your insurance and non-insurance operations.

In response to the Staff’s comment, we advise the Staff as follows:

Mr. David R. Humphrey, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
February 8, 2007

In our future filings with the Commission, we will ensure that our disclosure will address this comment, as appropriate. We note that our December 31, 2006 Form 10-Q filed on February 7, 2007 included the following disclosure:

At December 31, 2006, cash and cash equivalents totaled $313.1 million, compared with $155.5 million on March 31, 2006. The assets of our insurance subsidiaries are generally unavailable to fulfill the obligations of non-insurance operations (AMERCO, U-Haul and Real Estate). The assets of SAC Holding II are completely unavailable to satisfy any of the Company’s obligations. As of December 31, 2006 the cash and cash equivalents, other financial assets (receivables, short-term investments, other investments, fixed maturities, and related party assets) and obligations of each operating segment were:

	Moving &			SAC
	Storage	RepWest	Oxford	Holding II
Cash & cash equivalents	297,515	7,395	8,221	-
Other financial assets	359,280	416,583	654	-
Debt obligations	1,223,405	-	-	75,253

2.  In the second paragraph, you disclose that your total debt represents 1.4 times stockholders equity. Its unclear how this ratio supports the assertion that your financial condition is strong. Please explain supplementally and consider revising your disclosure to explain how the aforementioned ratio is an indication of your financial strength.

In response to the Staff’s comment, we advise the Staff as follows:

In our future filings with the Commission, we will ensure that our disclosure will address this comment, as appropriate. We note that in our December 31, 2006 Form 10-Q filed on February 7, 2007 we removed this ratio from our disclosure. We have re-evaluated the debt to stockholders equity ratio and do not consider this to be the most effective method of conveying or evaluating our financial condition, without additional facts. We believe that our additional disclosure listed in Item #1 above combined with our disclosure as discussed in Item #3 below provide our justification for our statement regarding the strength of our financial condition.

3.  In the summary of this section on page 41, you cross reference footnote 9 for a more detailed discussion of your long-term debt and borrowing capacity. However, we believe your MD&A should include a discussion of these matters from management’s point of view. For example, by reference to exhibit 10.79 of your filing, we note that your credit agreement with Merrill Lynch includes

Mr. David R. Humphrey, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
February 8, 2007

a covenant regarding the “Fleet Owner Cash Flow Ratio” and this covenant appears to limit the level of borrowings. As appropriate, please consider the need to provide an overall discussion of your borrowing levels and remaining borrowing capacity in MD&A.

In response to the Staff’s comment, we advise the Staff as follows:

In our future filings with the Commission, we will ensure that our disclosure will address this comment, as appropriate. We note that in our December 31, 2006 Form 10-Q filed on February 7, 2007 we expanded our Management Discussion and Analysis (MD&A) disclosure to provide additional explanation regarding our debt as follows:

The Company’s borrowing strategy is primarily focused on asset-backed financing. As part of this strategy, the Company seeks to ladder maturities and for loans with floating rates, fix these rates through the use of interest rate swaps. While each of these loans typically contains provisions governing the amount that can be borrowed in relation to specific assets, the overall structure is flexible with no limits on overall Company borrowings. Management feels it has adequate liquidity between cash and cash equivalents and unused borrowing capacity in existing facilities. At December 31, 2006 the Company had cash availability under existing credit facilities of $320.0 million. We believe that there are additional opportunities for leverage in our existing capital structure.

Off Balance Sheet Arrangements, page 42

4.  Please expand your disclosure to address, in further detail, the nature and business purpose for your off-balance sheet arrangements as required by Item 303(a)(4)(i)(A) of Regulation S-K. For example, you state that you have used off-balance sheet arrangements in connection with the expansion of your self-storage business. However, it is unclear why this business could not have been expanded within your consolidated operations.

 In response to the Staff’s comment, we advise the Staff as follows:

In our future filings with the Commission, we will ensure that our disclosure will address this comment, as appropriate. We note that our December 31, 2006 Form 10-Q filed on February 7, 2007 included the following expanded disclosure:

Historically, AMERCO used off-balance sheet arrangements in connection with the expansion of our self-storage business. These arrangements were primarily used when the Company’s overall borrowing structure was more limited. The Company does not

Mr. David R. Humphrey, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
February 8, 2007

face similar borrowing limitations currently and off-balance sheet arrangements have not been utilized in our self-storage expansion in recent years. In the future, the Company will continue to identify and consider off-balance sheet opportunities to the extent such arrangements would be economically advantageous to the Company and its stockholders.

5.  It appears from your disclosures on page F-37 that you guarantee certain related party debt instruments (e.g. support party agreement with Private Mini). As such, please revise your disclosures to include the total dollar amount related to these agreements and any other obligations that would require disclosure under Item 303(a)(4)(ii) of Regulation S-K.

 In response to the Staff’s comment, we advise the Staff as follows:

In our future filings with the Commission, we will ensure that our disclosure will address this comment, as appropriate. AMERCO was providing financial guarantees via support party agreements to Private Mini in the amounts of $55 million and $70 million in 2003. At March 31, 2003 the $55 million obligation was triggered and AMERCO satisfied this in a cash payment. AMERCO recorded a receivable from Private Mini at that time for $55 million. This receivable was restructured into a note due from Private Mini to AMERCO and is shown in the Related Party Receivable line of our financial statements. Effective July 15, 2005 the $70 million obligation was terminated by the lender and AMERCO no longer has any financial obligation related to this item. Therefore, at March 31, 2006 AMERCO did not have any financial support or guarantee agreements with unconsolidated entities constituting off-balance sheet arrangements. The various legal subsidiaries of AMERCO and U-Haul regularly provide guarantees to each other as part of our debt arrangements. In our December 31, 2006 Form 10-Q filing the Company revised its disclosure in an attempt to alleviate any future confusion.

Item 8 - Financial Statements and Supplementary Data

Note 1 - Basis of Presentation, page F-8

6.  The operating results and financial position of your consolidated insurance operations are determined as of December 31 of each year. As such, please revise your disclosures to address the necessity for the use of different closing dates and the effect of intervening event that materially affect the financial position or results of operations or lack thereof.

 In response to the Staff’s comment, we advise the Staff as follows:

Mr. David R. Humphrey, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
February 8, 2007

In our future filings with the Commission, we will ensure that our disclosure will address this comment, as appropriate. We note that our December 31, 2006 Form 10-Q filed on February 7, 2007 included the following disclosure:

Our insurance companies’ financial reporting processes conform to calendar year reporting as required by state insurance departments. Management believes that consolidating their calendar year quarters into our fiscal year quarterly financial statements does not materially affect the financial position or results of operations. The Company discloses any material events occurring during the intervening period.

Note 3 - Accounting Policies

Property, Plant and Equipment, F-12

7.  We note that gains and losses on dispositions of property, plant and equipment are netted against depreciation expense when realized. In this regard, please tell us what consideration has been given to the guidance in SAB Topic 5B.

 In response to the Staff’s comment, we advise the Staff as follows:

The Company has historically netted gains and losses on dispositions of property, plant and equipment with depreciation expense; our intent is to fully utilize the useful lives of rental trucks and trailers and it is expected that minimal gains or losses will be recognized on disposition. If we were able to precisely estimate useful lives and salvage values for our rental fleet, gains or losses on the disposition would be inconsequential and would instead be presented as higher or lower depreciation. Therefore, we view gains or losses on the disposition of equipment to theoretically represent additional or less depreciation expense and should be netted with reported depreciation expense. The effect on depreciation is displayed in our Statement of Cash Flows included in the Form 10-K for all periods.

FASB Statement No. 144 requires impairment losses and gains from disposal be included in income from operations and requires disclosure of which caption it is in if not presented in a separate caption. By not specifying a caption, the FASB leaves room for company judgment about where to include the gains and losses.

Additionally, paragraph 38 of the AICPA Exposure Draft on property, plant and equipment would have required the net book value of retired components of property to be charged to depreciation expense. The Draft did not discuss where to classify the proceeds from sale, but logically if the net book value is charged to depreciation expense, the proceeds received in a sale would represent salvage value and be reported in the same

Mr. David R. Humphrey, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
February 8, 2007

line in the income statement. The logic for the proposed classification is that the retirement of the asset requires a final true-up of depreciation.

In the Company’s judgment, we believe that presenting gains and losses on the disposal of equipment together with depreciation expense is acceptable under GAAP.

8.  Please tell us your basis for capitalizing and amortizing major overhauls. Further, provide us with the length of the amortization period related to the major overhauls and equipment as well as the authoritative accounting literature that supports your conclusions.

 In response to the Staff’s comment, we advise the Staff as follows:

The Company’s accounting policy for capitalizing and amortizing major overhauls is based in the AICPA’s Airline Audit Guide (as amended by FASB Staff Position No. AUG AIR-1, Accounting for Planned Maintenance Activities), which is applicable to entities in all industries. The Company’s overhauls do not represent betterments, i.e. the overhauls are not considered to improve the rental trucks as compared to the original condition at acquisition; therefore, any of the three remaining alternative accounting methods permitted by the Airline Audit Guide are acceptable. The Company follows the deferral method of accounting for major overhauls in which engine overhauls are capitalized and amortized over five years and transmission overhauls are capitalized and amortized over three years.

*******

With respect to all the preceding responses, we acknowledge the following:

•	AMERCO is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	AMERCO may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter fully responds to the Staff’s inquiries. Should the Staff have any additional questions or comments after reviewing this letter, we would appreciate the opportunity to discuss the comments with the Staff prior to issuance of another comment letter. Please direct any questions about this letter to me at (602) 263-6928.

Mr. David R. Humphrey, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
February 8, 2007

Very truly yours,

/s/ Jason A. Berg

Jason A. Berg
Chief Accounting Officer

Cc: Juan Migone (Division of Corporate Finance)
Michael Donahey (Snell & Wilmer L.L.P.)